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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For The Fiscal Year Ended December 31, 1999

          OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                    For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

         CFC INTERNATIONAL, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411

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


REQUIRED INFORMATION

                                                                      Page
                                                                      ----

(a)      Financial Statements - Plan financial statements and         3-14
         schedules prepared in accordance with financial reporting requirements of ERISA.

         See accompanying Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)      Signatures                                                     15

(c)      Exhibits                                                       16

         23       Consent of Independent Accountants

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

       REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1999 AND 1998 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1999

CFC International, Inc.
Employees' Savings and Investment Plan

Index of Financial Statements and Supplemental Schedules


                                                                      Page(s)
                                                                      -------

Report of Independent Accountants                                           5

Financial Statements:
      Statement of Net Assets Available for Plan Benefits,
         December 31, 1999 and 1998                                         6

      Statement of Changes in Net Assets Available for
         Plan Benefits for the year ended December 31, 1999                 7

      Notes to Financial Statements                                      8-11

Supplemental Schedules:
      Schedule of Assets Held for Investment Purposes
        as of December 31, 1999                                    Schedule I

      Schedule of Non-Exempt Transactions for the year
           Ended December 31, 1999                                Schedule II

All other schedules of additional information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants



To the Participants and Administrator of the CFC International, Inc. Employees' Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois
June 23, 2000

CFC International, Inc.
Employees' Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998


                                                    1999           1998
                                                    ----           ----

Assets:

  Investments:
     Participants directed investments            $8,279,473     $7,305,935
     Loans to participants                            73,744         74,587
                                                  ----------     ----------
                                                   8,353,217      7,380,522
                                                  ----------     ----------

Receivables:
     Employer contributions                           10,584          8,685
     Employee contributions                           34,376         27,858
                                                  ----------     ----------
                                                      44,960         36,543
                                                  ----------     ----------
Net assets available for plan benefits            $8,398,177     $7,417,065
                                                  ==========     ==========



                 The accompanying notes are an integral part of
                          these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999



Additions:
     Investment income:
          Net investment gain in mutual funds          $1,104,215
          Net depreciation in fair value of
            equity securities                             (39,449)
          Interest                                          5,402
                                                       -----------
                                                        1,070,168
     Contributions:
       Employer                                           117,933
       Employee                                           458,437
                                                       -----------
                                                          576,370
                                                       -----------
               Total additions                          1,646,538
                                                       -----------
Deductions:
     Benefits paid to participants                        665,426
                                                       -----------
               Total deductions                           665,426
                                                       -----------
               Net increase                               981,112

Net assets available for plan benefits,
  beginning of year                                     7,417,065
                                                       -----------
Net assets available for plan benefits,
  end of year                                          $8,398,177
                                                       ==========



                 The accompanying notes are an integral part of
                          these financial statements.

CFC International, Inc.
Employee's Savings and Investment Plan

Notes to Financial Statements


1.   Plan Description:

     The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan for more complete information.

     General

     The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the Company).

     Contribution policy

     Eligible employees may contribute between 2% and 20% of their annual compensation under a salary deferral agreement. Of this amount up to 18% may be pre-tax contributions and up to 10% may be after-tax contributions. For each employee's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Company will contribute 50% of such employee contribution. In addition, the Company may make a discretionary contribution to the Plan each year.

     Participation and vesting

     Employees who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. Participants immediately vest in their own contributions and in the Company's matching contributions. Participants gradually become vested in the Company discretionary contribution, with full vesting after 7 years of service. Forfeitures of non-vested participant balances are allocated in a manner similar to the Company discretionary contribution.

     Withdrawals

     The benefit to which a participant is entitled is the individual's share of contributions, income earned by the plan assets and vested portion of employer contributions. Upon termination of service, each participant may elect to receive his or her accumulated benefits either in lump sum or in installments over periods specified in the Plan. Upon retirement, death or termination, the participant or beneficiary is entitled to the vested value of the funds allocated to the participant's account. Based upon the participant's election with spousal consent, the distribution may be in a lump sum or in a series of installments over a period of time.

     Termination

     The Company believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, shall be allocated proportionately to each participant based on the net aggregate value of the participants' investments determined as of the date of Plan discontinuance.

2.   Summary of Significant Accounting Policies:

     Basis of accounting

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     Investments and investment income

     Under provisions of the Plan, participants may direct the trustee to invest his or her contributions, as well as employer contribution, in any of the investment options in 1% increments.

     Investments are in mutual funds and equity securities and are valued at fair value as determined by the Custodian. Participant loans are carried at their outstanding principal amount which approximates fair value. Interest rates on participant loans outstanding at December 31, 1999 were 7.1% to 9.0%.

     Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis.

     The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions

     Employer discretionary contributions are recognized during the period in which approved by the Company's board of directors. No discretionary contributions were made during the year ended December 31, 1999. Employer matching and employee contributions are recognized during the period in which the employee's related compensation is earned.

     Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

     Participant Loans

     Effective January 1, 1998, the Plan provides that a participant may borrow from the Plan an amount of at least $1,000 in multiples of $100 and not to exceed the lessor of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. Each participant note carries an interest rate equal to the prime rate plus 1%. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months.

     Expenses

     All fees incurred by the Plan were paid by CFC International in 1999 and 1998.

3.   Party-in-Interest Transactions:

     Party-in-interest transactions consisted of loans made to participants, and investments in the CFC International Unitized Stock Fund. In addition, since all investments, other than loans to participants, are held by LaSalle National Trust, N.A., who acts as the trustee of the plan, such investments constitute party-in-interest transactions.

4.   Tax Status:

     The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code and therefore be exempt from federal income tax under section 501(a) of the Code. On September 12, 1995, the Plan received a favorable determination letter from the Internal Revenue Service indicating the Plan, as then designed, was in compliance with section 401(a) of the Code. The Plan has been subsequently amended. The Plan sponsor believes the Plan continues to satisfy the requirements of section 401(a) of the code and operate as designed.

5.   Risks & Uncertainties

     The Plan provides for investment in various mutual funds, money market funds and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in risks in the near term would materially affect participants' account balances and the amounts report in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.   Investments

     The following table presents individual participant directed investment options that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                     1999           1998
                                                     ----           ----

     LaSalle S&P 500 Index Fund                   $4,559,214     $4,112,314
     ABN AMRO Treasury Money Market Fund             923,180      1,047,136
     ABN AMRO International Equity Fund              710,388        585,554
     ABN AMRO Small Cap Fund                         556,745        548,662
     ABN AMRO Fixed Income Fund                    1,297,640        780,341

7.   Non-Exempt Transactions:

     During 1999, a payroll withholding deposit for one period was not deposited with the trustee on a timely basis. The effect on the 1999 financial statements is insignificant.




                 The accompanying notes are an integral part of
                          these financial statements.

                             SUPPLEMENTAL SCHEDULES

CFC International, Inc.
Employees' Savings and Investment Plan

Schedule of Assets Held for Investment
as of December 31, 1999


                                   (c)
                              Description of
          (b)                 Investment Including
     Identity of Issue,       Maturity Date, Rate of                   (e)
     Borrower, Lessor         Interest, Collateral          (d)       Current
(a)  or Similar Party         Par or Maturity Value         Cost      Value
---  ----------------         ---------------------         ----      -----

*    ABN AMRO Treasury        ABN AMRO Treasury Money
                              Market Fund                             $  923,180

*    LaSalle National Trust   LaSalle S&P 500 Index Fund               4,559,214

*    ABN AMRO Treasury        ABN AMRO International
                              Equity Fund                                710,388

*    ABN AMRO Treasury        ABN AMRO Small Cap Fund                    556,745

*    ABN AMRO Treasury        ABN AMRO Fixed Income Fund               1,297,640

*    CFC International, Inc.  CFC Utilized Stock Fund                    232,306

*    Participant Loans        7.1% to 9.0% Interest                       73,744
                                                                      ----------
     Total assets                                                     $8,353,217
                                                                      ==========

*    Denotes party in interest transaction.

CFC International, Inc.
Employees' Savings and Investment Plan

Schedule of Non-Exempt Transactions
for the year ended December 31, 1999


(a)  Identity of Party Involved         CFC International, Inc.

(b)  Relationship to Plan, Employer     Plan Sponsor/Employer
     or Other Party-in-Interest

(c)  Description of Transactions        Loan of plan assets to
     Including Maturity Date,           employer
     Rate of Interest, Collateral,
     Par of Maturity Value

(d)  Purchase Price

(e)  Selling Price

(f)  Lease Rental

(g)  Expenses Incurred in Connection
     With Transaction

(h)  Cost of Asset                      $27,859

(i)  Current Value of Asset             $27,859

(j)  Net Gain or (Loss) on Each         $ -
     Transaction

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CFC INTERNATIONAL, INC. EMPLOYEES
                                            SAVINGS AND INVESTMENT PLAN



                                            BY:  /s/ Dennis W. Lakomy
                                            Dennis W. Lakomy
                                            Plan Administrator



Date:  June 30, 2000

                                                            EXHIBIT 23






                       CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-2978 and 333-32481) of CFC International, Inc. of our report dated June 23, 2000 appearing on page 5 of this Form 11-K.







PricewaterhouseCoopers LLP
Chicago, Illinois
June 30, 2000